TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34658
March 4, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Daido Life Insurance Company - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Daido Life Insurance Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

> Press release dated March 1, 2004 and entitled "Notice of Approval by the Tokyo Stock Exchange and the Osaka Securities Exchange to List Shares of T&D Holdings, Inc."

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

Hironori Shibata

Enclosure

dlw 3/9

March 1, 2004

Taiyo Life Insurance Company
Representative: Katsuro Oishi, President
(Security Code: 8796; the first section of the Tokyo Stock Exchange)

Daido Life Insurance Company
Representative: Naoteru Miyato, President
(Security Code: 8799; the first section of the Tokyo Stock Exchange, the first section of the Osaka Securities Exchange)

T&D Financial Life Insurance Company
Representative: Osamu Mizuyama, President

Notice of Approval by the Tokyo Stock Exchange and the Osaka Securities Exchange to List Shares of T&D Holdings, Inc.

Taiyo Life Insurance Company, Daido Life Insurance Company, and T&D Financial Life Insurance Company are planning to establish a joint holding company, "T&D Holdings, Inc.", on April 1, 2004, subject to approval by appropriate authorities.

Today the Tokyo Stock Exchange and the Osaka Securities Exchange approved the listing of shares of T&D Holdings from April 1, 2004. The shares will be listed on the first sections of the Tokyo Stock Exchange and the Osaka Securities Exchange.

With the listing of T&D Holdings, shares in Taiyo Life and Daido Life will cease to be listed on any stock exchange as of March 26, 2004.